SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                      Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                       No ☑
The information contained in this report under “Management’s Discussion and Analysis” on pages 4-21 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 22-32, is incorporated by reference into Registration Statements on Form F-3 File No 333-104577 and Form S-8 File nos. 333-130283 and 333-09874.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: June 1, 2006	By:	/s/ Stephen Forbes

	Name:	Stephen Forbes
	Title:	Senior Vice President

	By:	/s/ Gregory W. Tsang

	Name:	Gregory W. Tsang
	Title:	Vice President